Exhibit 12.1

Apple Inc.

Computation of Ratio of Earnings to Fixed Charges

		Year Ended
(In millions, except ratios)	Six Months Ended March 30, 2013	September 29, 2012	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008
Earnings
Earnings before income taxes	$30,577	$55,763	$34,205	$18,540	$12,066	$8,947
Add: Fixed charges	63	98	68	54	46	41

Total Earnings	$30,640	$55,861	$34,273	$18,594	$12,112	$8,988

Fixed Charges(a)
Interest expense	$—	$—	$—	$—	$—	$—
Interest component of rental expense	63	98	68	54	46	41

Total Fixed Charges	$63	$98	$68	$54	$46	$41

Ratio of Earnings to Fixed Charges	486	570	504	344	263	219

(a)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.